Mail Stop 3561

April 20, 2007

Michael Casey
Executive Vice President and Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, WA 98134

>   **Re: Starbucks Corporation**
>   **File No. 0-20322**
>   **Form 10-K: For the Fiscal Year Ended October 1, 2006**

Dear Mr. Casey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Michael Fay
>   Branch Chief